Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus Williams 503.778.5370 tel 206.757.7700 fax marcwilliams@dwt.com

December 15, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549-4561

Attention: Mr. Daniel F. Duchovny

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Schedule 14D-9 Amendment No. 1
Filed on December 6, 2011
File No. 005-79958

Dear Mr. Duchovny:

On behalf of our client McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter dated December 7, 2011, regarding the above-referenced Amendment No. 1 to Schedule 14D-9 (as further amended by Amendment No. 2 to Schedule 14D-9 filed contemporaneously herewith, the “Statement”). We have carefully reviewed and considered the comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the Staff’s comment is set forth below followed by our response. Capitalized terms used in this letter and not otherwise defined shall have the meanings ascribed in the Statement.

Staff Comment No. 1: We reissue prior comment 3. Please provide the additional disclosure pursuant to Rule 100(a) of Regulation G.

RESPONSE: The Company has revised Item 8, “Other Information – Certain Company Projections” at page 29 of Amendment No. 2 to provide the requested disclosure.

The company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

December 15, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

cc:	William T. Freeman

David Teklits

Jeffrey Wolters

Thomas W. Christopher

Joshua Zachariah